 Exhibit 99.1

Telesat Statement on Creditor Litigation

OTTAWA, CANADA – January 21, 2026 – Telesat (Nasdaq and TSX: TSAT), one of the world’s largest and most innovative satellite operators, confirms that certain creditors holding portions of the company’s legacy GEO (Geostationary Earth Orbit) debt have filed lawsuits in both New York and Ontario regarding the equity distribution in September 2025 of the Telesat Lightspeed business.

The lawsuits, filed at the direction of a group of distressed debt hedge funds, are without merit. The equity distribution at issue followed a robust governance process and was accomplished in strict accordance with relevant debt agreements and applicable law. Telesat intends to defend itself vigorously. Telesat and its stakeholders are firmly committed to supporting the company’s customers, advancing the Telesat Lightspeed program, and creating long-term value.

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (Nasdaq and TSX: TSAT) is one of the largest and most innovative global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s state-of-the-art Low Earth Orbit (LEO) satellite network, has been optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high capacity, secure and resilient links with fibre-like speeds. For updates on Telesat, follow us on LinkedIn, X, or visit www.telesat.com.

Media Contact:

Lynette Simmons

pr@telesat.com

Investor Relations Contact:

James Ratcliffe

+1 613 748 8424

ir@telesat.com

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements’’ and “forward looking information” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the words “will,” “advancing,” “creating,” “intends” or similar expressions, are forward-looking statements. In addition, Telesat or its representatives have made or may make forward-looking statements, provide forward looking information, orally or in writing, which may be included in, but are not limited to, various filings made from time to time with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulatory authorities, and news releases or oral statements made with the approval of an authorized executive officer of Telesat. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements and forward-looking information as a result of known and unknown risks and uncertainties. All statements made in this release are made only as of the date set forth at the beginning of this release. Telesat undertakes no obligation to update the statements made in this news release in the event facts or circumstances subsequently change after the date of this news release.

These forward-looking statements and this forward looking information are not guarantees of future performance, are based on Telesat’s current expectations, and are subject to a number of risks, uncertainties assumptions, and other factors, some of which are beyond Telesat’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements and forward looking information.

Known risks and uncertainties include but are not limited to: risks associated with financial factors, volatility of securities values in an industry sector where values may be influenced by economic and other factors beyond Telesat’s control, inflation, rising or prolonged elevated interest rates, fluctuations in foreign exchange rates, and tariffs; risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures, impaired satellite performance or dependence on large customers; the ability to deploy successfully an advanced global LEO satellite constellation and the timing of any such deployment; Telesat’s ability to meet the conditions for advance of the loans under the funding agreements for the constellation; technological hurdles, including Telesat’s and Telesat’s contractors’ development and deployment of the new technologies required to complete the constellation in time to meet Telesat’s schedule, or at all; the availability of services and components from Telesat’s and Telesat’s contractors’ supply chains; competition, including with other LEO systems, deployed and yet to be deployed; risks associated with domestic and foreign government regulation, including government restrictions and regulations, access to sufficient orbital spectrum to be able to deliver services effectively and access to sufficient geographic markets in which to sell those services; Telesat’s ability to develop significant commercial and operational capabilities; and the ability to expand Telesat’s existing satellite utilization. The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed in Telesat Corporation’s annual report on Form 20-F for the year ended December 31, 2024 that was filed on March 27, 2025 with the SEC and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval+ (“SEDAR+”), and may be accessed on the SEC’s website at www.sec.gov and SEDAR+’s website at www.sedarplus.ca.